UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Crawford & Company
(Name of Issuer)
Class B Common Stock, $1.00 Par Value
(Title of Class of Securities)
224633107
(CUSIP Number)

Liverpool II, LLC
(successor to Liverpool, LLC,
f/k/a Crawford Management Company, LLC)
c/o Mr. Dameron Black, III, SunTrust Banks, Inc.
25 Park Place NE
2nd Floor Tower
Atlanta, GA 30303
 (404) 588-7927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224633107                                                                 Page 2 of 13

(1)	Name of Reporting Person Liverpool II, LLC
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☑
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization State of Georgia
Number of shares beneficially owned by reporting person with:
(7) Sole Voting Power 10,466,931
(8) Shared Voting Power 0
(9) Sole Dispositive Power 10,466,931
(10) Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Reporting Person 10,466,931
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row (11) 42.38%*
(14)	Type of Reporting Person OO

*	Assumes a total of 24,697,172 shares of Class B Common Stock outstanding.

CUSIP No. 224633107                                                                 Page 3 of 13

(1)	Name of Reporting Person Crawford Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☑
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization State of Georgia
Number of shares beneficially owned by reporting person with:
(7) Sole Voting Power 10,466,931
(8) Shared Voting Power 0
(9) Sole Dispositive Power 10,466,931
(10) Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Reporting Person 10,466,931
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row (11) 42.38%*
(14)	Type of Reporting Person PN

*	Assumes a total of 24,697,172 shares of Class B Common Stock outstanding.

CUSIP No. 224633107                                                                 Page 4 of 13

(1)	Name of Reporting Person Jesse C. Crawford
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☑
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization United States
Number of shares beneficially owned by reporting person with:
(7) Sole Voting Power 12,398,269
(8) Shared Voting Power 384,912
(9) Sole Dispositive Power 12,349,031
(10) Shared Dispositive Power 434,150
(11)	Aggregate Amount Beneficially Owned by Reporting Person 12,783,181
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row (11) 51.76%*
(14)	Type of Reporting Person IN

*	Assumes a total of 24,697,172 shares of Class B Common Stock outstanding.

CUSIP No. 224633107                                                                 Page 5 of 13

EXPLANATORY NOTE

This Amendment No. 4 is being filed by Liverpool II, LLC (“Liverpool”), Crawford Partners, L.P. (“Crawford Partners”) and Jesse C. Crawford (“Mr. Crawford,” and, together with Liverpool and Crawford Partners, collectively, the “Reporting Persons”).  This Amendment No. 4 supersedes and replaces all previous filings on Schedule 13D by the Reporting Persons with respect to the securities of Crawford & Company .

Item 1. Security and Issuer.

This statement relates to the Class B Common Stock (the “Voting Shares”), $1.00 par value per share, of Crawford & Company, whose principal executive offices are located at 1001 Summit Boulevard, Atlanta, Georgia 30319.

Item 2. Identity and Background.

This statement is filed by each of Liverpool II, LLC, Crawford Partners, L.P., and Jesse C. Crawford:

•
Liverpool II, LLC is organized in the State of Georgia.  Its principal business is serving as general partner of Crawford Partners, L.P.  Its principal office is located at 25 Park Place NE, Second Floor Tower, Atlanta, Georgia 30303.

•
Crawford Partners, L.P. is organized in the State of Georgia.  Its principal business is investment in the Voting Shares for purposes of consolidating the Reporting Persons’  ownership of the Voting Shares of Crawford & Company.  Its principal office is located at 25 Park Place NE, Second Floor Tower, Atlanta, Georgia 30303.

•
Mr. Crawford is a citizen of the United States.  His principal occupation is serving as President and Chief Executive Officer of Crawford Media Services, Inc., a provider of post production services.  The address of Crawford Media Services, Inc. is 3845 Pleasantdale Road, Atlanta, Georgia 30340-4205.

None of the entities and persons named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the entities and persons named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation on the part of any of them with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities which are the subject of this report were acquired by the following methods:

(a)	As of the date of this Statement on Schedule 13D, Crawford Partners, L.P. held 10,466,931 Voting Shares, which were acquired as follows:

CUSIP No. 224633107                                                                 Page 6 of 13

•
On December 2, 1996, effective November 20, 1996, 9,093,522 Voting Shares were initially contributed to Crawford Partners, L.P. and 48,000 Voting Shares were initially contributed to Crawford Management Company.  In exchange, Mr. Crawford and various family trusts affiliated with Mr. Crawford received limited and general partnership interests in Crawford Partners, L.P. and membership interests in Crawford Management Company, LLC (subsequently renamed Liverpool, LLC and merged into Liverpool II, LLC).

•	On March 25, 1997, Crawford & Company effected a three-for-two stock split, increasing the holdings of Crawford Partners, L.P. to 13,640,283 Voting Shares.

•
On February 13, 1999, Crawford Partners, L.P. distributed 11,225,647 Voting Shares to its partners, including Liverpool (formerly Crawford Management Company) and Jesse C. Crawford.  Liverpool distributed the shares it received to Mr. Crawford and the other member.  Following these transactions, Crawford Partners L.P. (and through Crawford Partners, Liverpool) beneficially owned 2,414,636 Voting Shares.

•
On June 2, 2005, the Estate of Virginia C. Crawford transferred 8,052,295 Voting Shares to Crawford Partners, in exchange for 8,192,091 shares of Class A common stock in Crawford & Company ("Nonvoting Shares").

(b)	As of the date of this Statement on Schedule 13D, Mr. Crawford beneficially owned a total of 12,783,181 Voting Shares, which were acquired as follows:

•
10,466,931 of the Voting Shares beneficially owned by Mr. Crawford are held by Crawford Partners, L.P., which acquired the shares as described in paragraph (a) above.  Certain of the Voting Shares currently held by Crawford Partners, L.P. were previously beneficially owned by Mr. Crawford in his capacity as co-executor of the Estate of Virginia C. Crawford, prior to their transfer to Crawford Partners, L.P. by the estate.  The Estate of Virginia C. Crawford acquired 8,437,207 Voting Shares upon the death of Mrs. Crawford.  On June 11, 2001, 384,912 of these Voting Shares were transferred to the Crawford Family Trust, of which Mr. Crawford is Co-Trustee.  On June 2, 2005, the remaining 8,052,295 Voting Shares were transferred to Crawford Partners as described in paragraph (a) above.

•
384,912 of the Voting Shares beneficially owned by Mr. Crawford are held by the Crawford Family Trust, of which Mr. Crawford is Co-Trustee.  These shares were transferred to the trust on June 11, 2001 from the Estate of Mrs. Crawford in a transaction designed to provide the estate with funds with which to pay certain estate taxes.

•
1,882,100 of the Voting Shares beneficially owned by Mr. Crawford are held directly by Mr. Crawford.  These shares were acquired in distributions from Crawford Partners and Liverpool which took place on February 13, 1999 and are more particularly described in paragraph (a) above.

CUSIP No. 224633107                                                                 Page 7 of 13

•
49,238 of the Voting Shares beneficially owned by Mr. Crawford are held in a certain trust dated 12/27/89 (the “Gallo Trust”), under which Mr. Crawford has the power to veto dispositions of the shares and to vote the shares.  These shares were transferred to the Gallo Trust in the distributions from Crawford Partners and Liverpool which took place on February 13, 1999 and are more particularly described in paragraph (a) above.

Item 4. Purpose of Transaction.

The Reporting Persons generally hold the Voting Shares reported herein for investment purposes.  The organization of, and contribution of Voting Shares to, Crawford Partners was for the purpose of consolidating the Crawford family’s ownership of the Voting Shares of Crawford & Company.  The February 1999 distributions by Crawford Partners and Liverpool described in Item 3(a) above were carried out for estate and tax planning purposes.  The 2001 purchase of shares by the Crawford Family Trust from the Estate of Virginia Crawford was for the purpose of providing funds with which to pay certain estate taxes.  The 2005 exchange of shares between Crawford Partners and the Estate of Virginia Crawford was to consolidate the family’s Voting Shares.

Mr. Crawford may consider purchasing or selling an indeterminate number of Voting or Nonvoting Shares from time to time in the future, upon such terms as may be agreeable to him, in one or more privately negotiated transactions or on the open market.  In his capacity as a member of the Board of Directors of Crawford & Company, from time to time, Mr. Crawford recommends individuals to the Nominating/Corporate Governance/Compensation Committee for consideration as nominees to the Crawford & Company Board of Directors, and if applicable, any accompanying expansion of the board.

None of the Reporting Persons has any other plans or proposals beyond what is described above which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP No. 224633107                                                                 Page 8 of 13

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons have not undertaken to disclose plans and proposals of Crawford & Company of which Mr. Crawford may become aware from time to time due to his position as a director of Crawford & Company.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Voting Shares (based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer) beneficially owned by each person named in Item 2 is as follows:

Liverpool II, LLC	10,466,931 (42.38%)
Crawford Partners, L.P.	10,466,931 (42.38%)
Jesse C. Crawford	12,783,181 (51.76%)

Set forth below is the aggregate number and percentage of Voting Shares directly held by other limited partners of Crawford Partners, who may be deemed to comprise a group with the persons named in Item 2:

Gallo Trust*	49,238 (.2%)
Crawford Family Trust*	384,912 (1.6%)
Trust U/A James H. Crawford dated 10/14/60	941,853 (3.8%)

* Shares held directly by the Gallo Trust and the Crawford Family Trust have also been included in Mr. Crawford’s beneficial ownership.

(b) Voting and dispositive power with respect to the Voting Shares reported on this statement are held as follows:

•	Mr. Crawford has the sole power to vote 12,398,269 Voting Shares, including:

(i) 10,466,931 Voting Shares held by Crawford Partners, L.P.  The sole general partner of Crawford Partners, L.P. is Liverpool II; Mr. Crawford owns 100% of the membership units in Liverpool II and is its Chief Executive Officer.

CUSIP No. 224633107                                                                 Page 9 of 13

(ii) 1,882,100 Voting Shares held directly by him; and

(iii) 49,238 Voting Shares held by the Gallo Trust.

•	Mr. Crawford has sole power to dispose of 12,349,031 Voting Shares, including:

(i) 10,466,931 Voting Shares held by Crawford Partners, L.P.  The sole general partner of Crawford Partners, L.P. is Liverpool II; Mr. Crawford owns 100% of the membership units in Liverpool II and is its Chief Executive Officer.

(ii) 1,882,100 Voting Shares held directly by him.

•	Mr. Crawford shares power to vote 384,912 Voting Shares held by the Crawford Family Trust with SunTrust Banks, Inc., with whom he serves as Co-Trustee.

•	Mr. Crawford shares power with SunTrust Banks, Inc., as Trustee, to dispose of 434,150 Voting Shares, consisting of:

o	384,912 Voting Shares held by the Crawford Family Trust; and

o	49,238 Voting Shares held by the Gallo Trust.

•
Crawford Partners, L.P. has the sole power to vote and dispose of the 10,466,931 Voting Shares held by it.  This power is exercised through its general partner, Liverpool II.  Mr. Crawford holds 100% of the membership units in Liverpool II and is its Chief Executive Officer.

•
Liverpool II, LLC holds sole power to vote and dispose of the 10,466,931 Voting Shares held by Crawford Partners, L.P.  Mr. Crawford holds 100% of the membership units in Liverpool II and is its Chief Executive Officer.

•	SunTrust Banks, Inc. is a Georgia corporation. Its principal place of business is located at 303 Peachtree Street, Suite 1500, Atlanta, Georgia 30308.

Based upon the most recent statement on Schedule 13G filed by SunTrust Banks, Inc. with respect to securities of Crawford & Company, SunTrust Banks, Inc. had sole power to vote 1,212,538 Voting Shares, sole power to dispose of 1,261,776 and shared power to dispose of 384,912 Voting Shares as of December 31, 2009.

To the knowledge of the Reporting Persons, based upon the most recent statement on Schedule 13D filed by SunTrust Banks, Inc., SunTrust Banks has not, in the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

CUSIP No. 224633107                                                                 Page 10 of 13

 (c) There have been no transactions in the Voting Shares during the past sixty days by the persons named in paragraph (a) above.

 (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Apart from what has been disclosed elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of Liverpool II, Crawford Partners and Mr. Crawford (nor between any of them and any other person) with respect to any securities of Crawford & Company, except that a portion of the Nonvoting Shares beneficially owned by Mr. Crawford is held through a number of entities, including Crawford Partners, to wit:

o	53,691 Nonvoting Shares held in the Gallo Trust;

o	379,921 Nonvoting Shares held by Crawford Partners;

o	1,602,876 Nonvoting Shares held in the trust U/A James H. Crawford dated 10/14/60;

o	7,392,091 Nonvoting Shares held in the Estate of Virginia C. Crawford; and

o	3,524,409 Nonvoting Shares held in four Grantor Retained Annuity Trusts over which his spouse has sole dispositive power.

Mr. Crawford also holds Nonvoting Shares in custodial and personal brokerage accounts, and currently holds options to purchase an additional 30,000 Nonvoting Shares, all of which are currently exercisable.

Item 7. Material to be Filed as Exhibits.

There are no written agreements, contracts, arrangements, understandings, plans or proposals relating to the borrowing of funds to finance the acquisition of Voting Shares by the Reporting Persons, or to the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any of the types of plans and proposals listed above under Item 4.  All written agreements, contracts, arrangements, understandings, plans or proposals related to the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6 are listed below and filed as exhibits to this Statement on Schedule 13D.

CUSIP No. 224633107                                                                 Page 11 of 13

Exhibit Number	Description
A	Restated Partnership Agreement of Crawford Partners, L.P.
B	Crawford & Company 1997 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Annual Report of Crawford & Co. on Form 10-K for the year ended December 31, 2005).
C
Crawford & Company 2007 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders of Crawford & Company held on May 3, 2007).

D	Crawford & Company Non-Employee Director Stock Plan (incorporated by reference to Appendix C of the Registrant’s Proxy Statement for the Annual Meeting of Shareholders held on May 5, 2009).
E	Joint Filing Agreement

CUSIP No. 224633107                                                                 Page 12 of 13

Signature.  After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

Date: July 7, 2010	/s/ Jesse C. Crawford
JESSE C. CRAWFORD

LIVERPOOL II, LLC

Date: July 7, 2010	By:	/s/ Jesse C. Crawford
	Name:	Jesse C. Crawford
	Title:	Chief Executive Officer

CRAWFORD PARTNERS, L.P.

Date: July 7, 2010	By:	/s/ Jesse C. Crawford
	Name:	Liverpool II, LLC
	Title:	General Partner
	By:	Jesse C. Crawford, Chief Executive Officer

CUSIP No. 224633107                                                                 Page 13 of 13

EXHIBIT INDEX

Exhibit Number	Description
A	Restated Partnership Agreement of Crawford Partners, L.P.
B	Crawford & Company 1997 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Annual Report of Crawford & Co. on Form 10-K for the year ended December 31, 2005).
C
Crawford & Company 2007 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders of Crawford & Company held on May 3, 2007).

D	Crawford & Company Non-Employee Director Stock Plan (incorporated by reference to Appendix C of the Registrant’s Proxy Statement for the Annual Meeting of Shareholders held on May 5, 2009).
E	Joint Filing Agreement

Exhibit A

RESTATED LIMITED PARTNERSHIP AGREEMENT
OF
CRAWFORD PARTNERS, L.P.

THIS RESTATED LIMITED PARTNERSHIP AGREEMENT OF CRAWFORD PARTNERS, L.P. is made and entered into as of the Effective Date, by and among the undersigned,

W I T N E S S E T H:

That WHEREAS, the Partnership was formed on November 20, 1996 by the filing of a Certificate of Limited Partnership with the Secretary of State of Georgia; and

That WHEREAS, the Partners wish to restate the Limited Partnership Agreement in its entirety, as hereinafter provided.

NOW, THEREFORE, for and in consideration of the mutual promises, obligations, and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be and being legally bound, do hereby agree as follows:

THE INTERESTS IN CRAWFORD PARTNERS, L.P. (THE "INTERESTS") ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER TERMS AND CONDITIONS SET FORTH IN ARTICLE XII OF THIS AGREEMENT.  THE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER (i) ANY STATE SECURITIES  LAW, OR (ii) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL ACT"), IN RELIANCE UPON THE EXEMPTION PROVIDED IN SECTION 4(2) THEREOF.  NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED, EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF ARTICLE XII OF THIS AGREEMENT, AND (1)  PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER ANY APPLICABLE STATE SECURITIES LAWS OR IN A TRANSACTION THAT IS EXEMPT FROM REGISTRATION UNDER ANY SUCH SECURITIES LAWS OR THAT IS OTHERWISE IN COMPLIANCE WITH SUCH SECURITIES LAWS, AND (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE FEDERAL ACT OR IN A TRANSACTION THAT IS EXEMPT FROM REGISTRATION UNDER THE FEDERAL ACT OR THAT IS OTHERWISE IN COMPLIANCE WITH THE FEDERAL ACT.

ARTICLE I
DEFINITIONS

The following terms used in this Limited Partnership Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Adjusted Capital Account."  With respect to each Partner, the balance of such Partner's Capital Account as of the end of the relevant Fiscal Year or other period, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Partner is obligated to contribute to the Partnership pursuant to Subsection 14.3(d) hereof or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Affiliate."  means (1) in the case of any Partner who is an individual, the Personal Representative of the Partner, or any Family Member; (2) in the case of a Partner that is a trust or an estate, any beneficiary thereof who is a Family Member; (3) in the case of any Partner that is an entity, any officer, director, partner, shareholder, member, manager, employee or holder of any class of the voting securities thereof or equity interest therein who is a Family Member; or (4) any entity controlled (within the meaning of Section 2701(b)(2) of the Code) by one or more Family Members.

"Capital Account."  An account maintained with respect to each Partner by the General Partner in accordance with the following:

(i) A Partner's Capital Account shall be credited for the Partner's Capital Contributions and the Profits and items of income and gain allocated to the Partner pursuant to Sections 10.1, 10.3 and 10.4 hereof, and shall debited for distributions to the Partner pursuant to Sections 9.1 and 14.3(b)(iv) hereof and the Losses and items of loss and deduction allocated to the Partner pursuant to Sections 10.2, 10.3 and 10.4 hereof.

(ii) In the event any interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor.

(iii) If the net amount with regard to any Partner's Capital Account is a credit, such amount shall be referred to as a positive Capital Account balance; if the net amount is a debit, a negative Capital Account balance.

The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Regulations and shall be interpreted and applied in a manner consistent therewith.  In the event the General Partner determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the General Partner may make such modification.

The Partners' current Capital Accounts are listed on Exhibit "A" hereto.

"Capital Contribution."  Any contribution by a Partner to the capital of the Partnership pursuant to this Limited Partnership Agreement, in cash or property, whenever made.  The amount of any Capital Contribution made by a Partner other than in cash, shall be the net fair market value of the property, as determined by the General Partner.

"Certificate."  The Certificate of Limited Partnership of the Partnership as filed with the Secretary of State of the State of Georgia, as the same may be amended from time to time.

"Code."  The Internal Revenue Code of 1986, as may be amended from time to time.  All references herein to specific sections of the Code shall be deemed to refer also to any successor provisions of succeeding law.

"Effective Date."  The date on which the Certificate was filed with the Secretary of State of the State of Georgia.

"Entity."  Any general partnership, limited liability partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

"Family Members."  JESSE C. CRAWFORD and his relatives, including without limitation his spouse, children and grandchildren.

"Fiscal Year." The Partnership's fiscal year, which shall be the calendar year, unless otherwise agreed by the Partners.

"General Partner."  LIVERPOOL II, LLC, or any other Person(s) that may succeed it in the capacity of General Partner pursuant to the terms hereof.

"Georgia Act."  The Georgia Revised Uniform Limited Partnership Act (O.C.G.A. §14-9-100, et seq.), as may be amended from time to time.

"Involuntary Transfer." Any involuntary Transfer of a Partner's interest in the Partnership, including without limitation (1) a creditor's charging order or lien on a Partner's interest; (2) any Transfer made by reason of a court order or otherwise by operation of law, including without limitation any Transfer incident to any divorce or marital property settlement or any Transfer pursuant to applicable community property, quasi-community property or similar state law; (3) the filing by a Partner of a voluntary petition in bankruptcy or similar insolvency proceedings; or (4) the filing against a Partner of an involuntary petition in bankruptcy or similar insolvency proceeding that is not dismissed within ninety (90) days thereafter.  An Involuntary Transfer shall not include a Transfer by court order or operation of law to a Partner's Personal Representative.

"Limited Partner."  The Persons listed on Exhibit "A" as limited partners or any other Person who, at any time, is admitted to the Partnership as a limited partner in accordance with the terms of this Agreement, but excluding any Person who is not at such time a limited partner of the Partnership.

"Limited Partnership Agreement."  This Restated Limited Partnership Agreement as originally executed and as may be amended from time to time in accordance with the terms hereof.

"Majority Interest."  Partnership Percentages of Partners which, taken together, exceed fifty percent (50%) of the aggregate of all Partnership Percentages of all Partners.

"Net Cash From Operations."  The gross cash proceeds from Partnership operations less the portion thereof used to pay or establish reserves for all Partnership working capital purposes, taxes, insurance, debt service payments, capital improvements, replacements, contingencies, and other costs or expenses incident to the ownership or operation of the Partnership's business, all as determined by the General Partner.  "Net Cash From Operations" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the first sentence of this paragraph.

"Officer." One or more individuals, if any, appointed by the General Partner with such specified responsibilities or duties as are assigned and delegated to them by the General Partner from time to time.

"Partner."  Each Person who executes a counterpart of this Limited Partnership Agreement as a Partner and each Person who may become a Partner hereafter.

"Partnership."  CRAWFORD PARTNERS, L.P., a Georgia limited partnership.

"Partnership Interest."  A Partner's entire interest in the Partnership, including the right to receive distributions and to participate in the management of the business and affairs of the Partnership (including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Partners granted pursuant to this Limited Partnership Agreement or the Georgia Act).

"Partnership Percentage."  The percentage set forth for each Partner on the attached Exhibit "A".  For purposes of the provisions hereof relating to actions taken or approved by Partners, including voting, written consents or other approvals, only Partnership Percentages held by Partners shall be taken into account.

"Person."  Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so permits.

"Personal Representative." The personal representative of a deceased Partner's estate, or the duly appointed conservator or guardian of the property of a Partner who has been adjudged incapacitated, as the case may be.

"Profits" and "Losses."  For each Fiscal Year, an amount equal to the Partnership's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses in accordance herewith shall be added to such taxable income or loss;

(ii) Any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits and Losses in accordance herewith shall be subtracted from such taxable income or loss;

(iii) In the event the General Partner determines to adjust the book value of Partnership property pursuant to Section 1.704-1(b)(2)(iv)(f) of the Regulations, the amount of such adjustment shall be added to (to the extent it results in an increase in the book value of the property) or subtracted from (to the extent it results in a decrease in the book value of the property) such taxable income or loss;

(iv) In the event any property is reflected on the books and records of the Partnership at an amount which differs from the property's adjusted basis for federal income tax purposes, then Profits and Losses shall be determined with respect to items of income, gain, loss or deduction attributable to such property in accordance with Section 10.6 hereof; and

(v) Any items which are specially allocated pursuant to Sections 10.3, 10.4 and 10.6 hereof shall not be taken into account in computing Profits and Losses.

If the Partnership's taxable income or taxable loss for a Fiscal Year, as adjusted in the manner provided above, is a positive amount, such amount shall be the Partnership's Profit for such Fiscal Year; and if negative, such amount shall be the Partnership's Loss for such Fiscal Year.

"Relative."  Any member of the immediate family of an individual Partner (parents, children, grandchildren and/or spouse), or any trust for the primary benefit of a Partner or any of the aforesaid members of the immediate family of such individual Partner.

"Super Majority Interest."  Partnership Percentages of Partners which, taken together, equal seventy-five percent (75%) or more of the aggregate of all Partnership Percentages of all Partners.

"Tax Liquidation."  The "liquidation" of the Partnership within the meaning of section 1.704-1(b)(2)(ii)(g) of the Regulations.

"Treasury Regulations" or "Regulations." The Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

ARTICLE II
FORMATION OF PARTNERSHIP AND
INVESTMENT REPRESENTATIONS

2.1           Formation.  As of the Effective Date, the Partnership was formed by executing and delivering the Certificate to the Secretary of State of Georgia in accordance with the provisions of the Georgia Act.

2.2           Name.  The name of the Partnership is CRAWFORD PARTNERS, L.P.

2.3           Principal Place of Business.  The principal place of business of the Partnership within the State of Georgia is 25 Park Place NE, 2nd Floor Tower, Atlanta, Georgia 30303.  The Partnership may locate its place(s) of business and registered office at any other place or places as the General Partner may deem advisable from time to time.

2.4           Registered Agent and Registered Office.  The Partnership's registered agent as of the date of this agreement is Dameron Black, III and its registered office is at the office of its registered agent at 25 Park Place NE, 2nd Floor Tower, Atlanta, Georgia 30303.  The registered agent and registered office may be changed from time to time by filing the name of the new registered agent and/or the address of the new registered office with the Secretary of State of the State of Georgia pursuant to the Georgia Act.

2.5           Term.  The term of the Partnership commenced on the date the Certificate was filed with the Secretary of State of the State of Georgia and shall continue until dissolved in accordance with the provisions of this Limited Partnership Agreement or the Georgia Act.

2.6           Investment Purpose.  Each Partner acknowledges that the interests in the Partnership, including each Partner's Partnership Interest, have not been registered under the Georgia Securities Act of 1973, as amended ("Georgia Securities Act"), any other state securities or blue sky laws or the Securities Act of 1933, as amended ("Federal Securities Act").  To the extent the interests are deemed to constitute a "security", such interests have been issued in reliance on Paragraph (13) of Section 10-5-9 of the Georgia Securities Act and the statutory exemption under the Federal Securities Act relating to transactions not involving a public offering (Section 4(2)), and each Partner acknowledges that reliance on such exemptions is based in part on the representations made by such Partner in this Section 2.6. The interests in the Partnership may not be sold or transferred except in a transaction which is exempt under the Georgia Securities Act and the Federal Securities Act, or pursuant to an effective registration under the Georgia Securities Act, the Federal Securities Act and any other applicable state securities laws.  Each Partner hereby represents and warrants that its interest in the Partnership is being acquired for investment purposes only and without the intent of participating directly or indirectly in a distribution thereof.

ARTICLE III
BUSINESS AND PURPOSES OF PARTNERSHIP

3.1           The Partnership shall exercise all powers that may be exercised legally by limited partnerships under the Georgia Act and to engage in any lawful business, purpose or activity in which a limited partnership may be engaged under the Georgia Act, including, without limitation, making any investment permitted by law, as determined by the General Partner pursuant to the terms of this Limited Partnership Agreement.

3.2           The purposes of the Partnership are to make a profit, increase wealth, and provide a means for the Family Members to become knowledgeable of, manage, and preserve the family assets.  In particular, the purpose of the Partnership is to consolidate and maintain control of the voting stock of Crawford & Company, which would otherwise be fragmented between the various Family Members and trusts for their benefit.  Without such consolidation of control, non-Family Members could otherwise gain control of Crawford & Company, since it is a public company traded on the New York Stock Exchange.  As part of the Partnership's purposes the Partnership is intended to accomplish the following:

(a)           provide resolution of any disputes which may arise among the Family Members in order to preserve family harmony and avoid the expense and problems of litigation;

(b)           maintain control of family assets, including without limitation the stock of Crawford & Company;

(c)           consolidate fractional interests in and control of family assets;

(d)           establish a method by which annual gifts can be made without fractionalizing family assets and without relinquishing consolidated control of the voting stock of Crawford & Company;

(e)           continue the ownership of family assets and restrict the right of non-Family Members to acquire interests in family assets;

(f)           provide protection to family assets from claims of future creditors against Family Members;

(g)           prevent the transfer of a Family Member's interest in the Partnership as a result of a failed marriage;

(h)           provide flexibility in business planning not available through trusts, corporations, or other business entities;

ARTICLE IV
NAMES AND ADDRESSES OF PARTNERS

The names and addresses of the Partners are as listed in Exhibit "A" attached hereto.

ARTICLE V
RIGHTS AND DUTIES OF GENERAL PARTNER

5.1           Management.  The business and affairs of the Partnership shall be managed by the General Partner.  Except as expressly provided herein, the General Partner shall have full and complete authority, power and discretion to manage and control the day-to-day business, affairs and properties of the Partnership, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Partnership's business.  Unless authorized to do so by the General Partner, no attorney-in-fact, employee or other agent of the Partnership shall have any power or authority to bind the Partnership in any way, to pledge its credit or to render it liable pecuniarily for any purpose.  No Limited Partner shall have any power or authority to bind the Partnership unless the Partner has been authorized by the General Partner to act as an agent of the Partnership in accordance with the previous sentence.

5.2           Major Decisions.  Notwithstanding the power and authority conferred upon the General Partner pursuant to Section 5.1 above, the General Partner shall not, without the prior written consent of a Super Majority Interest:

(a)           sell, exchange or otherwise transfer or dispose of all or substantially all of the Partnership's property;

(b)           approve or effect the merger of the Partnership with another Entity;

(c)           file a voluntary petition in bankruptcy on behalf of the Partnership or any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for the Partnership under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors; or

(d)           make decisions regarding withdrawal by the Partnership from, or dissolution by the Partnership of, any partnership in which it may from time to time own an interest directly or indirectly.

Except for the instances described in this Section 5.2, no person dealing with the Partnership shall be required to inquire into the authority of the General Partner to bind the Partnership, but any such Person shall be entitled to rely entirely on action taken on behalf of the Partnership through an instrument signed by the General Partner.

5.3           Limitation of General Partner's Liability.  The General Partner has not guaranteed and shall have no obligation with respect to the return of a Partner's Capital Contributions or profits from the operation of the Partnership.  No General Partner shall be liable to the Partnership or to any Partner for any loss or damage sustained by the Partnership or any Partner except loss or damage resulting from: (a) intentional misconduct; (b) knowing violation of law; (c) bad faith; or (d) breach of its fiduciary duty to conduct the affairs of the  Partnership in the best interest of the Partnership and the Partners.  The General Partner shall be entitled to rely on information, opinions, reports or statements including, but not limited to, financial statements or other financial data prepared or presented by: (i) any one or more Partners, Officers or employees of the Partnership whom the General Partner reasonably believes to be reliable and competent in the matter presented; or (ii) legal counsel, public accountants, or other persons as to matters the General Partner reasonably believes are within the person's professional or expert competence.

5.4           Non-Exclusive Duty.  The General Partner shall not be required to manage the Partnership as its sole and exclusive function, and any General Partner may have other business interests and may engage in other activities in addition to those relating to the Partnership.  Neither the Partnership nor any Partner shall have any right, pursuant to this Limited Partnership Agreement or otherwise, to share or participate in such other investments or activities of the General Partner or to the income or proceeds derived therefrom.  The General Partner shall incur no liability to the Partnership or to any of the Partners as a result of engaging in any other business or ventures.

5.5           Indemnification.  To the fullest extent permitted by law, the Partnership shall indemnify the General Partner and make advances for expenses to the General Partner arising from any loss, cost, expense, damage, claim or demand in connection with the Partnership, the General Partner's status as General Partner of the Partnership, the General Partner's participation in the management, business and affairs of the Partnership or the General Partner's activities on behalf of the Partnership.

5.6           Termination of Status as a General Partner.  A General Partner shall cease to be a General Partner upon the first to occur of:

(a)           the bankruptcy of such General Partner;

(b)           with respect to a General Partner who is an individual, such General Partner's death, or entry of an order by a court of competent jurisdiction adjudicating the individual incompetent to manage his or her affairs;

(c)           the involuntary transfer by operation of law of such General Partner's Partnership Interest;

(d)           the Transfer, pursuant to Article XII hereof, of the Person's entire Partnership Interest as a General Partner; or

In the event a Person ceases to be a General Partner without having transferred its entire Partnership Interest as a General Partner, such Person shall be treated as a Limited Partner hereunder.   In no event shall any occurrence not described in this Section 5.6 cause a Person to cease to be a General Partner.

Subject to the provisions of Subsection 14.1(b) hereof, it is the intention of the Partners that the Partnership not dissolve as a result of the withdrawal or other cause of termination of any Person's status as a General Partner.

ARTICLE VI
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

6.1           Limitation of Limited Partners' Liability.  Each Limited Partner's liability shall be limited as set forth in this Limited Partnership Agreement, the Georgia Act and other applicable law.

6.2           No Liability for Partnership Obligations.  No Limited Partner will have any personal liability for any debts or losses of the Partnership beyond his, her or its respective Capital Contributions.

6.3           Priority and Return of Capital.  Except as may be otherwise expressly provided herein, no Limited Partner shall have priority over any other Limited Partner, either as to the return of Capital Contributions or as to Profits, Losses or distributions.  This Section shall not apply to loans (as distinguished from Capital Contributions) which a Limited Partner makes to the Partnership.

ARTICLE VII
MEETINGS OF PARTNERS

7.1           Meetings.  No regular meetings of the Partners shall be required.  Meetings of the Partners for any purpose, unless otherwise prescribed by the Georgia Act, may be called by the General Partner.  Written notice to each Partner entitled to vote at such meeting, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting in the manner designated for notices pursuant to Section 16.13 hereof.

7.2           Meeting Without Notice; Meeting by Telephone.  If all of the Partners shall meet at any time and place and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice.  At such meeting, any lawful action may be taken.  Partners also may meet by conference telephone call if all Partners can hear one another on such call and the requisite notice is given or waived.

7.3           Place of Meetings.  The Persons calling any meeting may designate any place within the State of Georgia as the place of meeting for any meeting of the Partners.  If no designation is made, the place of meeting shall be the principal executive office of the Partnership in the State of Georgia.

ARTICLE VIII
CAPITAL CONTRIBUTIONS

8.1           Additional Capital Contributions.  The Partners shall not be obligated to make any additional Capital Contribution to the Partnership.  In the event that the General Partner determines that the Partnership requires additional funds in excess of those otherwise available to the Partnership, the General Partner may issue a written request for additional Capital Contributions at such time or times and for such amounts as the General Partner may deem advisable.  Any Partner (including a General Partner) may (but shall not be required to) contribute that portion of the additional capital requested that corresponds to that Partner's Partnership Percentage.  In the event that any Partner declines in writing to participate in the contribution of additional capital to the Partnership, or fails expressly to accept the same in writing by the date set forth in the written request issued by the General Partner (the "Contribution Date"), the Partners' Partnership Percentages shall be redetermined as of the Contribution Date as follows:

(a)           The General Partner shall determine the fair market value of all Partnership property.

(b)           Solely for the purpose of redetermining the Partners' Partnership Percentages, the General Partner shall then determine the amount that would be distributable to each current Partner if the Partnership sold all Partnership property (exclusive of all Capital Contributions made pursuant to the written request for additional Capital Contributions described herein) for its fair market value, satisfied all outstanding Partnership liabilities and distributed the remainder to the Partners in accordance with their respective Partnership Percentages as in effect immediately prior to such written request.  The amount so distributable to each Partner shall be the Partner's "Deemed Capital Contribution" and shall be the amount to which the Partners' Capital Accounts are adjusted in accordance with Section 10.6(c) hereof.

(c)           Each Partner's redetermined Partnership Percentage shall be a fraction, expressed as a percentage, determined by dividing (i) the sum, with respect to each Partner, of (A) the Deemed Capital Contribution (if any) of the Partner and (B) the Capital Contribution (if any) made by the Partner pursuant to the written request for additional Capital Contributions described herein, by (ii) the sum of the amounts described in clauses (i)(A) and (B) for all Partners.

(d)           All determinations concerning the redetermination of Partnership Percentages shall be made by the General Partner, in its reasonable judgment, and all such determinations shall be conclusive and binding on all Partners.

8.2           Rules Governing Capital.  Except as otherwise expressly provided in this Limited Partnership Agreement or as required by law:

(a)           no Partner may withdraw any Capital Contribution from the Partnership;

(b)           a Partner shall not receive out of the Partnership's property any part of such Partner's Capital Contribution until all liabilities of the Partnership (except liabilities to Partners arising out of their Capital Contributions) have been paid or there remains property of the Partnership sufficient to pay them;

(c)           no Partner shall be required to make loans to the Partnership;

(d)           neither a loan by a Partner to the Partnership nor its repayment by the Partnership shall have any effect on any Partner's Capital Account;

(e)           notwithstanding the nature of any Partner's Capital Contribution, such Partner has only the right to demand and receive cash in return for such Capital Contribution.

ARTICLE IX
DISTRIBUTIONS TO PARTNERS

9.1           Distributions of Partnership Property.  Except as otherwise provided in Article XIV hereof, Net Cash from Operations shall be distributed to the Partners in accordance with their respective Partnership Percentages at such times, and in such amounts, as the General Partner in its discretion shall deem advisable.  No distributions of Partnership property other than Net Cash from Operations shall be distributed to the Partners except as the General Partner may determine to be in the best interest of the Partnership, consistent with the purposes thereof.

9.2           Interest on and Return of Capital Contributions.  No Partner shall be entitled to interest on its Capital Contribution or to the return of its Capital Contribution, except as otherwise specifically provided for herein.

ARTICLE X
ALLOCATIONS OF PROFITS AND LOSSES

10.1          Profits.  After giving effect to the special allocations set forth in Sections 10.3 and 10.4 hereof, Profits for any Fiscal Year shall be allocated to the Partners in the following order and priority:

(a)           first, to the Partners, to the extent of and in proportion to the excess with respect to each Partner, if any, of (i) the cumulative Losses allocated to the Partners pursuant to Subsection 10.2(a)(ii) hereof for all prior Fiscal Years, over (ii) the cumulative Profits allocated to the Partners pursuant to this Section 10.1(a) for all prior Fiscal Years;

(b)           second, to the Partners, to the extent of and in proportion to the excess with respect to each Partner, if any, of (i) the cumulative Losses allocated to the Partners pursuant to Subsection 10.2(a)(i) hereof for all prior Fiscal Years, over (ii) the cumulative Profits allocated to the Partners pursuant to this Subsection 10.1(b) for all prior Fiscal Years;

(c)           the balance, if any, to the Partners in accordance with their respective Partnership Percentages.

10.2          Losses.  After giving effect to the special allocations set forth in Sections 10.3 and 10.4 hereof, Losses for any Fiscal Year shall be allocated to the Partners in the following order and priority:

(a)           Except as provided in Subsection 10.2(b) hereof, Losses for any Fiscal Year shall be allocated in the following order and priority:

(i) first, to the Partners, to the extent of, and in proportion to, their respective positive Adjusted Capital Account balances (determined as of the close of the relevant Fiscal Year after making any special allocations required pursuant to Sections 10.3 and 10.4); and

(ii) the balance, if any, to the Partners in accordance with their respective Partnership Percentages.

(b)           Notwithstanding anything in this Agreement to the contrary, no loss or item of deduction shall be allocated to a Partner if such allocation would cause such Partner to have a negative Adjusted Capital Account as of the last day of the Fiscal Year or other period to which such allocation relates.  Any amounts not allocated to a Partner pursuant to the limitations set forth in this Subsection 10.2(b) shall be allocated to the other Partners to the extent possible without violating the limitations set forth in this Subsection 10.2(b), and any amounts remaining to be allocated shall be allocated among the Partners in accordance with their respective Partnership Percentages.

10.3          Special Allocations.  The following special allocations shall be made in the following order:

(a)           Minimum Gain Chargeback; Qualified Income Offset.  Items of Partnership income and gain shall be allocated to the Partners in an amount sufficient to satisfy the "minimum gain chargeback" requirements of Sections 1.704-2(f) and 1.704-2(i)(4) of the Regulations and the "qualified income offset" requirement of Section 1.704-1(b)(2)(ii)(d)(3) of the Regulations.

(b)           Partner Nonrecourse Deductions.  "Partner nonrecourse deductions" (within the meaning of Section 1.704-2(i) of the Regulations) shall be allocated to the Partner who bears the economic risk of loss associated with such deductions, in accordance with Section 1.704-2(i) of the Regulations.

(c)           Nonrecourse Deductions.  "Nonrecourse Deductions" (within the meaning of Section 1.704-2(b)(1) and 1.704-2(c) of the Regulations) shall be allocated among the Partners in accordance with their respective Partnership Percentages.

(d)           Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Sections 734(b) or 743(b) of the Code is required,  pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in accordance with the requirements of  Section 1.704-1(b)(2)(iv)(m) of the Regulations.

10.4          Curative Allocations.  The allocations set forth in Subsection 10.2(b) and Subsections 10.3(a) through (d) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations.  It is the intent of the Partners that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Partnership income, gain, loss, or deduction pursuant to this Section 10.4. Therefore, notwithstanding any other provision of this Article X (other than the Regulatory Allocations), the General Partner shall make such offsetting special allocations of Partnership income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Partner's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Partner would have had if the Regulatory Allocations were not part of the Limited Partnership Agreement and all Partnership items were allocated pursuant to Section 10.1 and Section 10.2(a).  In exercising its discretion under this Section 10.4, the General Partner shall take into account future Regulatory Allocations under Subsections 10.3(a) that, although not yet made, are likely to offset other Regulatory Allocations made under Subsections 10.3(b) and 10.3(c).

10.5          Other Allocation Rules.

(a)           For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the General Partner using any permissible method under Code Section 706 and the Regulations thereunder.

(b)           All allocations to the Partners pursuant to this Article X, except as otherwise provided, shall be divided among them in proportion to their Partnership Percentages.

(c)           The Partners are aware of the income tax consequences of the allocations made by this Article X and hereby agree to be bound by the provisions of this Article X in reporting their shares of Partnership income and loss for income tax purposes.

10.6          Tax/Book Differences.

(a)           In the event that any Partnership property is reflected in the Partnership's books and records, pursuant to Sections 1.704-1(b)(2)(iv)(d) or (f) of the Regulations, at an amount which differs from the adjusted tax basis of such property, then allocations with respect to such property for income tax purposes shall be made in a manner which takes into consideration differences between such book value and such adjusted tax basis in the manner provided in Section 704(c) of the Code, the Regulations promulgated thereunder and Section 1.704-1(b)(2)(iv)(f)(4) of the Regulations, which amounts shall not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.  Any allocations with respect to any such property for purposes of maintaining the Partners' Capital Accounts, and the determination of Profits and Losses, shall be made by reference to the book value of such property, and not its adjusted tax basis, all in accordance with Section 1.704-1(b)(2)(iv)(g) of the Regulations.

(b)           Any elections or other decisions relating to allocations governed by this Section 10.6 shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of this Agreement.

(c)           In the event that the Partners' Partnership Percentages are redetermined pursuant to Section 8.1(b) hereof, the net increase or decrease in the book value of the Partnership assets resulting therefrom shall be allocated among the Partners, pursuant to Section 1.704-1(b)(2)(iv)(g) of the Regulations, in accordance with their respective Partnership Percentages as in effect immediately prior to such redetermination, to cause their respective Adjusted Capital Account balances to correspond with their respective Deemed Capital Contributions as determined pursuant to Section 8.1(b) hereof with respect to such redetermination.

10.7          Allocation of Nonrecourse Liabilities.  The "excess nonrecourse liabilities" of the Partnership (within the meaning of Section 1.752-3(a)(3) of the Regulations) shall be shared by the Partners in accordance with their respective Partnership Percentages.

ARTICLE XI
BOOKS AND RECORDS

11.1          Fiscal Year.  The Partnership's Fiscal Year shall be the calendar year, unless otherwise agreed by the Partners.

11.2          Records, Audits and Reports.  At the expense of the Partnership, the General Partner shall maintain records and accounts of all operations and expenditures of the Partnership.  The Partnership shall keep at its principal place of business the following records and shall permit reasonable access to such records by any Partner upon request:

(a)           a current list of the full name and last known address of each Limited  Partner and General Partner;

(b)           copies of such records as would enable a Partner to determine the relative voting rights, if any, of the Partners;

(c)           a copy of the Certificate of the Partnership and all amendments thereto;

(d)           copies of the Partnership's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(e)           copies of this Limited Partnership Agreement, together with any amendments thereto; and

(f)           copies of any financial statements of the Partnership for the three most recent years.

11.3          Tax Returns.  At the expense of the Partnership, the General Partner shall cause the preparation and timely filing of all tax returns required to be filed by the Partnership pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Partnership does business.  The General Partner shall provide each Partner with such information as is required for such Partner to file his, her or its individual tax returns.  Upon request of any Partner, copies of all Partnership returns, or pertinent information therefrom, shall promptly be furnished to the requesting Partner.

ARTICLE XII
TRANSFERS OF INTERESTS

12.1          General Prohibition.  Except as otherwise set forth in this Article XII, no Partner may assign, convey, sell, transfer, liquidate, encumber or in any other way alienate (a "Transfer") all or any part of its Partnership Interest without the prior written consent of the General Partner and a Majority Interest of the Partners, which consent may be given or withheld in the sole discretion of General Partner or each Partner.  Any attempt to Transfer all or any portion of a Partnership Interest in violation of this Section 12.1 shall be null and void and shall have no effect whatsoever.

12.2          Affiliate Transfers.  Any Partner, upon written notice to the other Partners, may Transfer all or any portion of its Partnership Interest in the Partnership to an Affiliate without the written consent of any Partner; provided that such Affiliate who is not a Partner immediately prior to such Transfer shall be admitted as a substituted Partner only upon such Affiliate's compliance with the provisions of Section 12.4 hereof.

12.3          Right of First Offer.  At any time during the term of this Limited Partnership Agreement (but not thereafter), a Limited Partner desiring to sell or otherwise dispose of all of its Partnership Interest (the "Selling Partner") in the Partnership (other than a Transfer pursuant to Section 12.2 above) first shall be obligated to offer it to the other Partners (the "Non-Selling Partners") upon the same terms and conditions as the Selling Partner intends to offer the Partnership Interest to third parties.  The Non-Selling Partners shall have sixty (60) days, after receipt of written notice specifying such terms and such other pertinent information as may be reasonably necessary for the Non-Selling Partners to make a determination under this Section 12.3, in which to deliver written notice to the Selling Partner either accepting or rejecting the offer to purchase the Selling Partner's entire Partnership Interest.   If more than one Non-Selling Partner elects to purchase the Selling Partner's Interest, they shall have the right to purchase the offered interest pro rata to the aggregate Partnership Percentages of those Non-Selling Partners electing to purchase such interest.  If the Non-Selling Partners accept the offer, such purchase and sale shall be closed within one hundred eighty (180) days after acceptance of such offer.  If the Non-Selling Partners reject the offer, the Selling Partner, subject to the Non-Selling Partners' right to consent to the purchaser (as hereinafter provided), shall have one hundred eighty (180) days in which to sell its Partnership Interest to a third party on terms not more favorable to such purchaser than those offered to the Non-Selling Partners, any such sale, however, being subject to the consent of the Non-Selling Partners as hereinafter set forth.  If the Selling Partner fails to consummate the sale of its Partnership Interest within such one hundred eighty (180) day period, then the provisions of this Section 12.3 shall apply once again with respect to any future sale.  In addition, and without limiting the foregoing, in the event the Selling Partner did not disclose the identity of the proposed transferee of its Partnership Interest in its initial offer to the Non-Selling Partners, the Non-Selling Partners (by a vote of Non-Seller Partners owning a majority of the Partnership Percentages of the Non-Selling Partners) shall be entitled, within their sole and absolute discretion, to refuse to consent to any sale, disposition or other Transfer (even if the Selling Partner previously has offered to sell its Partnership Interest to the Non-Selling Partners pursuant to this Section 12.3) if the proposed transferee of the Selling Partner's Partnership Interest is "unacceptable" to the Non-Selling Partners as a Partner.  As illustration only and without limitation as to the reason(s) why a proposed transferee may be "unacceptable", the Non-Selling Partners may determine that the proposed transferee (a) may not have the financial resources, experience and sophistication in real estate or other ability to comply with its obligations as a Partner under this Limited Partnership Agreement; (b) may not have an appropriate reputation; or (c) may not have a good existing relationship with a Non-Selling Partner.  The Non-Selling Partners either shall reject any proposed transferee as being "unacceptable" to the Non-Selling Partner or consent to the same within thirty (30) days of receipt of written notice of the identity of such proposed transferee.

12.4          Conditions of Transfer and Assignment.  Subject to the other provisions of this Article XII, a transferee of a Partnership Interest permitted under this Article XII shall become a substituted Partner only if the following are satisfied:

(a)           if the transferee is to be admitted as a Limited Partner, the General Partner consents in writing thereto;

(b)           if the transferee is to be admitted as a General Partner, all the Partners consent in writing thereto;

(c)           the transferor, its legal representative or authorized agent must have executed a written instrument of transfer of such Partnership Interest in form and substance satisfactory to the General Partner;

(d)           the transferee must have executed a written agreement, in form and substance satisfactory to the General Partner, to assume all of the duties and obligations of the transferor under this Limited Partnership Agreement with respect to the transferred Partnership Interest, and to be bound by and subject to all of the terms and conditions of this Limited Partnership Agreement;

(e)           the transferor, its legal representative or authorized agent, and the transferee must have executed a written agreement, in form and substance satisfactory to the General Partner, to indemnify and hold the Partnership, the General Partner and the other Partners harmless from and against any loss or liability arising out of the Transfer;

(f)           the transferee must have executed such other documents and instruments as the General Partner may deem necessary or appropriate in order to consummate the admission of the transferee as a Partner, if with respect to a Partnership Interest; and

(g)           unless waived by the General Partner, the transferee or the transferor must have paid the expenses incurred by the Partnership in connection with the admission of the transferee to the Partnership.

Any transferee who is not so admitted as a Partner (an "Assignee") shall be bound by the terms and conditions of this Agreement as though the transferee were a Partner but shall have only the right to receive distributions and allocations with respect to the transferred Partnership Interest (including, without limitation, the right to have a Capital Account maintained with respect to such Partnership Interest in accordance with the terms and conditions of this Agreement), but shall not have any other rights under this Agreement or under the Georgia Act as a Partner, including, without limitation, the right to inspect and copy the Company's records or the right to vote on, consent to or otherwise participate in any decision of the Partners.  Solely for purposes of the limited rights of a transferee of a Partnership Interest who is not admitted as a Partner in accordance with this Section 12.4, any reference in this Agreement to a "Partner" shall be deemed to include any such transferee who is not admitted as a Partner and any reference herein to a "Partnership Interest" shall be deemed to include the interest of such transferee.

12.5          Involuntary Transfers.  The Partners agree that an Involuntary Transfer shall constitute a material breach of this Agreement.  A Partner who has information that would reasonably lead him, her or it to expect that an Involuntary Transfer of his, her or its Partnership Interest is foreseeable must promptly send written notice thereof to the Partnership.  At any time during the one hundred twenty (120) day period following the date on which it receives the Partner's notice of the Involuntary Transfer, the Partnership shall have the right to purchase the subject Partnership Interest at a price equal to its value as determined by an independent appraiser chosen by the Partners, reduced by twenty percent (20%) thereof, upon the terms set forth in subsection (a) of this Section. The option shall be exercised by delivery of a written notice from the Partnership to the transferring Partner during the aforementioned period.  Upon delivery of such notice the exercise of such option shall be final and binding on the Partnership and the transferring Partner.  In the event that the Partnership declines to exercise the option herein described, both the transferring Partner and any transferee of the Partnership Interest shall have the rights of an Assignee only, as described in Section 12.4 hereof.  In no event shall an Involuntary Transfer suspend the business, or cause a dissolution, of the Partnership.

(a)           At the General Partner's election, the Partnership may pay all or any part of the purchase price for the subject Partnership Interest in cash, and shall pay the balance in no more than ten (10) annual installments.  The Partnership shall give an unsecured promissory note as evidence of this debt, which shall provide for simple annual interest on any unpaid principal balance at a rate no less than that set forth in Code Section 1274(d) for indebtedness of the term thereof.

(b)           The Partners agree and acknowledge that the twenty percent (20%) reduction in value of a transferring Partner's Partnership Interest in the event of an Involuntary Transfer is a good faith attempt to determine the damages resulting from the breach of this Agreement, and is intended to be liquidated damages and not a penalty.

ARTICLE XIII
ADDITIONAL PARTNERS

From the date of the formation of the Partnership, any Person or Entity approved by a majority of the Partners may become a Limited Partner of this Partnership pursuant to the issuance by the Partnership of a Partnership Interest for such consideration as a majority of the Partners shall determine, subject to the terms and conditions of this Limited Partnership Agreement.  Any Person or Entity shall become a General Partner of this Partnership pursuant to the issuance by the Partnership of a Partnership Interest upon approval, and for such consideration, as the Partners, by their unanimous vote, shall determine, subject to the terms and conditions of this Limited Partnership Agreement.  No new Partners shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Partnership.  At the time a new Partner is admitted, the General Partner, at its option, may close the Partnership books (as though the Partnership's tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Partner for that portion of the Partnership's tax year in which a Partner was admitted in accordance with the provisions of Section 706(d) of the Code and the Regulations promulgated thereunder.

ARTICLE XIV
DISSOLUTION AND TERMINATION

14.1          Dissolution.

(a)           The Partnership shall be dissolved only upon the occurrence of any of the following events:

(i)            the unanimous consent of the Partners to terminate the Partnership;

(ii)           the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be bankrupt, and the expiration of the period, if any, allowed by applicable law in which to appeal therefrom;

(iii)           the sale by the Partnership of all of its assets and the collection of all amounts derived from such sale, including all amounts payable to the Partnership under any promissory notes or other evidences of indebtedness derived by the Partnership from such sale;

(iv)           except as otherwise set forth in Subsection 14.1(b) hereof, the occurrence of any event described in Section 5.6 hereof; or

(iv) the entry of a decree of judicial dissolution under Section 14-9-802 of the Georgia Act.

(b)           Upon the occurrence of any event described in Section 5.6 hereof, the Partnership shall not be required to be wound up if:

(i)            at the time of such event there is at least one (1) remaining General Partner able and willing to carry on the business of the Partnership; or

(ii)           within ninety (90) days after such event, a Majority Interest (determined as of the date of such event) agree in writing to continue the business of the Partnership and to the appointment from among themselves or Affiliates, effective as of the date of such event, of one (1) or more General Partners, which Person(s) shall become a General Partner hereunder without need for any further action or consent by the other Partners.

(c)           If it is determined by a court of competent jurisdiction that the Partnership has dissolved prior to the occurrence of an event described in Subsection 14.1(a) hereof, or if, upon the occurrence of an event described in Section 5.6 hereof, neither of the events described in Subsections 14.1(b)(i) or (ii) hereof occurs, then within an additional ninety (90) days after such determination or on the last day of such 90-day period, as the case may be (the "Reconstitution Period"), a Super Majority Interest may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth herein, and having as a General Partner a Person elected by such Super Majority Interest.  Upon any such election, all Partners shall be bound thereby and shall be deemed to have consented thereto.  Unless such an election is made within the Reconstitution Period, the Partnership shall wind up its affairs in accordance with this Article XIV.  If such an election is made within the Reconstitution Period, then:

(i)            the reconstituted limited partnership shall continue until its dissolution as provided in this Article XIV;

(ii)           if the successor General Partner is not a former General Partner, then the Partnership Interest of any former General Partner shall be treated thenceforth as the Partnership Interest of a Limited Partner; and

(iii)          all necessary steps shall be taken to cancel this Limited Partnership Agreement and the Certificate and to enter into a new partnership agreement and to file a new certificate of limited partnership.

(d)           Except as expressly permitted in this Limited Partnership Agreement and notwithstanding anything to the contrary in Section 14-9-603 of the Georgia Act, a Limited Partner shall not withdraw voluntarily or take any other voluntary action which directly causes the person to cease to be a Partner; provided, however, that any Limited Partner who transfers his, her or its entire Partnership Interest in accordance with this Agreement shall cease to be a Partner.

(e)           Each Partner hereby covenants and agrees that it will not seek a judicial dissolution of the Partnership pursuant to the provisions of Section 14-9-802 of the Georgia Act.

(f)           Damages for breach of Subsection 14.1(d) or (e) hereof shall be monetary damages only (and not in the form of specific performance), and such damages may be offset against any distributions by the Partnership to which the Partner in breach otherwise would be entitled.

14.2       Effect of Dissolution.  Upon dissolution, the Partnership shall cease to carry on its business, except as permitted by Sections 14-9-803, -804, and -805 of the Georgia Act.

14.3       Winding Up, Liquidation and Distribution of Assets.

(a)           Upon dissolution, an accounting of the Partnership's assets, liabilities and operations shall be made by the Partnership's independent accountants, from the date of the last previous accounting until the date of dissolution.  The General Partner, or if none, the Person or Persons (the "Liquidators") selected by the Partners holding a Majority Interest shall proceed immediately to wind up the affairs of the Partnership.

(b)           If the Partnership is dissolved and its affairs are to be wound up, the General Partner or the Liquidators, as the case may be:

(i) shall sell or otherwise liquidate all of the Partnership's assets as promptly as practicable (except to the extent the Liquidators may determine to distribute any assets to the Partners in kind);

(ii) shall allocate any profit or loss resulting from such sales to the Partners in accordance with Article X hereof;

(iii)    shall discharge all liabilities of the Partnership, including liabilities to Partners who are creditors, to the extent otherwise permitted by law, other than liabilities to Partners for distributions, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Partnership; and

(iv)   shall distribute the remaining assets to the Partners, first, to the extent of their positive Adjusted Capital Account balances (after making any special allocations required pursuant to Sections 10.3 and 10.4 hereof) and the balance, if any, in accordance with their respective Partnership Percentages; provided however, that no distribution pursuant to this Subsection 14.3(b)(iv) shall be made that creates or increases a negative Capital Account balance for any Partner, determined as follows:  Distributions first shall be determined tentatively pursuant to this Subsection 14.3(b)(iv) without regard to the Partners' Capital Accounts, and then the allocation provisions of Article X hereof shall be applied tentatively as if such tentative distributions had been made.  The actual distribution to such Partner pursuant to this Subsection 14.3(b)(iv) shall be equal to (A) in the case of a Partner that has no negative Capital Account balance after such tentative distributions and allocations have been made, the tentative distribution to such Partner, and (B) in the case of a Partner that has a negative Capital Account balance after such tentative distributions and allocations are made, the tentative distribution to such Partner less the amount of the negative balance.

(v)    Notwithstanding any other provision of this Subsection 14.3(b), in the event of a Tax Liquidation of the Partnership which does not result in a dissolution and winding up of the Partnership pursuant to this Article XIV, Partnership property shall not be liquidated, the Partnership's liabilities shall not be paid or discharged, and the Partnership's affairs shall not be wound up.  Instead, solely for federal income tax purposes, the Partnership shall be deemed to have contributed all Partnership property (subject to all Partnership liabilities) to a new limited partnership in return for interests therein, and the Partnership shall be deemed to have distributed interests in the new partnership to the Partners in accordance with their respective Capital Account balances pursuant to the immediately preceding subparagraph of this Subsection 14.3(b).

(vi)           If any assets of the Partnership are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Partners.  Such assets shall be deemed to have been sold as of the date of dissolution for their net fair market value, and the Capital Accounts of the Partners shall be adjusted pursuant to the provisions of this Limited Partnership Agreement to reflect such deemed sale.

(c)           Any distributions to the Partners pursuant to this Article XIV shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Regulations.

(d)           Notwithstanding anything to the contrary in this Limited Partnership Agreement except as otherwise provided in the immediately succeeding paragraph of this Subsection 14.3(d), upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, if any Partner has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Partner shall have no obligation to make any Capital Contribution, and the negative balance of such Partner's Capital Account shall not be considered a debt owed by such Partner to the Partnership or to any other Person for any purpose whatsoever.

Each Partner may, but is not required to, be obligated to contribute to the Partnership upon the liquidation of the Partner's Partnership Interest (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations), any dollar amount that may be specified in writing by the Partner from time to time.  No Partner shall have any such obligation unless and until the Partner executes and delivers to the General Partner an election to restore all or part of its negative Capital Account balance in the form set forth in Exhibit "B" attached hereto and such election is accepted by the General Partner in its sole and absolute discretion.  Such an election may be made effective as of the last day of any Fiscal Year (such Fiscal Year when an election becomes so effective, the "Effective Fiscal Year") so long as the election is made by the due date, without regard to extensions, for filing the Partnership's federal income tax return for the Effective Fiscal Year.  Once an election has been timely made and accepted, that election cannot be withdrawn and, except as set forth in the immediately succeeding sentence, the amount of a Partner's obligation with respect to any negative Capital Account balance arising pursuant to such an election may not be reduced from the amount specified in the election (the "Maximum DRO Amount") for any reason after the election is made.  The amount of an electing Partner's obligation pursuant to such an election shall be automatically and permanently reduced from the Maximum DRO Amount to the extent that, as of the end of any Fiscal Year after the Effective Fiscal Year, the amount of any negative balance in the electing Partner's Capital Account is less than the Maximum DRO Amount.  It is intended that any reduction in the electing Partner's obligation pursuant to the immediately preceding sentence will be made only to the extent such reduction will not affect prior allocations to such Partner in accordance with Section 1.704-1(b)(2)(ii)(f) of the Regulations, and such sentence shall be interpreted and applied in a manner consistent with that intent.  The amount of an electing Partner's obligation with respect to a negative Capital Account balance may only be increased if the electing Partner makes a subsequent election pursuant to this Subsection 14.3(d) which has a larger Maximum DRO Amount than set forth herein.  All Capital Contributions required to be made by a Partner as a result of any such election shall be made by the end of the Fiscal Year in which such liquidation of the Partnership Interest occurs (or, if later, within ninety (90) days of the date of such liquidation).  For these purposes, a Partner's Capital Account shall be determined after taking into account all adjustments to Capital Accounts pursuant to this Limited Partnership Agreement through the Fiscal Year in which such liquidation occurs.

(e)           Upon completion of the winding up, liquidation and distribution of the assets, the Partnership shall be deemed terminated.

(f)           The General Partner and the Partners shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Partnership and the final distribution of its assets.

14.4       Certificate of Cancellation.  When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Partners, a Certificate of Cancellation may be executed and filed with the Secretary of State of Georgia in accordance with Section 14-9-203 of the Georgia Act.

14.5       Return of Contribution Nonrecourse to Other Partners.  Except as provided by law or as expressly provided in this Limited Partnership Agreement, upon dissolution, each Partner shall look solely to the assets of the Partnership for the return of its Capital Account.  If the Partnership property remaining after the payment or discharge of the debts and liabilities of the Partnership is insufficient to return the Capital Account of one or more Partners, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Partner or Partners shall have no recourse against any other Partner.

ARTICLE XV
COMPENSATION AND FEES

15.1       Salary.  Except as expressly provided herein or as may be otherwise agreed by the Partners, no Partner shall receive any salary or other compensation for services provided to the Partnership.

15.2       Reimbursement of Expenses.  Any Partner shall be entitled to reimbursement for expenses reasonably incurred in the conduct of the business of the Partnership.

ARTICLE XVI
MISCELLANEOUS PROVISIONS

16.1       Application of Georgia Law.  This Limited Partnership Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Georgia.

16.2       No Action for Partition.  No Partner has any right to maintain any action for partition with respect to the property of the Partnership.

16.3       Further Assurances.  The Partners each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents, designations, powers of attorney and other instruments necessary to effectuate the purposes of the Partnership and this Limited Partnership Agreement or to comply with any applicable laws, rules or regulations.

16.4       Construction.  Whenever the singular number is used in this Limited Partnership Agreement, when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

16.5       Headings.  The headings in this Limited Partnership Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Limited Partnership Agreement or any provision hereof.

16.6       Waivers.  The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Limited Partnership Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

16.7       Rights and Remedies Cumulative.  The rights and remedies provided by this Limited Partnership Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies.  Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

16.8       Severability.  If any provision of this Limited Partnership Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Limited Partnership Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

16.9       Successors and Assigns.  Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Limited Partnership Agreement, their respective heirs, legal representatives, successors and assigns.

16.10     Creditors.  None of the provisions of this Limited Partnership Agreement shall be for the benefit of or enforceable by any creditors of the Partnership.

16.11     Counterparts.  This Limited Partnership Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

16.12     Federal Income Tax Elections.  All elections required or permitted to be made by the Partnership under the Code shall be made by the General Partner.  For all purposes permitted or required by the Code, the Partners constitute and appoint the General Partner as Tax Matters Partner, or if the General Partner is no longer a Partner, then such other Partner as shall be elected by the vote of Partners holding a Majority Interest shall be the Tax Matters Partner.  The provisions on limitations of liability of the General Partners and Partners and indemnification set forth in Article V hereof shall be fully applicable to the Tax Matters Partner in its capacity as such.  The Tax Matters Partner may resign at any time by giving written notice to the Partnership and each of the other Partners.  Upon the resignation of the Tax Matters Partner, a new Tax Matters Partner may be elected by the vote of Partners holding a Majority Interest.

16.13     Notices.  Any notice, election or other communication provided for or required by this Limited Partnership Agreement shall be in writing and shall be deemed to have been received (i) when delivered by hand, or (ii) on the third calendar day following its deposit in the United States Mail, certified or registered, return receipt requested, postage prepaid, or (iii) on the day after deposit with a national overnight courier service, properly addressed to the person to whom such notice is intended to be given at the addresses set forth in Section 4.1.  Any Partner shall have the right to change its designated address by delivery of notice of such change to the other Partners in accordance with this Section.  Any such change shall be effective ten (10) days after receipt by the addressee.

16.14     Modifications.  No change or modification of this Limited Partnership Agreement nor any waiver of any term or condition hereof shall be valid or binding upon the Partners, unless such change, modification or waiver shall be in writing and signed by all of the Partners, except that the General Partner may, without the consent of any other Partner, amend Exhibit "A" to reflect changes thereto occurring as a result of a Transfer (as defined in Article XII).

16.15     Banking. All funds of the Partnership shall be deposited in its name in an account or accounts as shall be designated from time to time by the General Partner.  All funds of the Partnership shall be used solely for the business of the Partnership.  All withdrawals from the Partnership bank accounts shall be made only upon checks signed by the General Partner or by such other person or persons as the General Partner may designate from time to time.

16.16     Arbitration.  Any dispute, controversy or claim arising out of or in connection with, or relating to, this Limited Partnership Agreement or any breach or alleged breach hereof, upon the request of any party involved, shall be submitted to, and settled by, arbitration within Fulton County, State of Georgia, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any time or at any other place or under any other form of arbitration mutually acceptable to the parties so involved).  Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction.  The expenses of the arbitration shall be borne equally by the parties to the arbitration; provided, however, that each party shall pay for and bear the cost of its own experts, evidence and counsel's fees; and provided further, however, that in the discretion of the arbitrator, any award may include the cost of a party's counsel if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic.

16.17     Determination of Matters Not Provided For In This Agreement.  The General Partner shall decide any and all questions arising with respect to the Partnership and this Limited Partnership Agreement which are not specifically or expressly provided for in this Limited Partnership Agreement.

16.18     Time.  TIME IS OF THE ESSENCE OF THIS LIMITED PARTNERSHIP AGREEMENT, AND TO ANY PAYMENTS, ALLOCATIONS, AND DISTRIBUTIONS SPECIFIED UNDER THIS LIMITED PARTNERSHIP AGREEMENT.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have entered into this Limited Partnership Agreement as of the 8th day of September, 2008.

GENERAL PARTNER:

LIVERPOOL II, LLC

By:	/s/ Jesse C. Crawford
Jesse C. Crawford, Chief Executive Officer

LIMITED PARTNERS:

SUNTRUST BANK, as Trustee of the Trust U/A James H. Crawford, dated October 14, 1960

By:	/s/ Dameron Black, III
Dameron Black, III, Senior Vice President

SUNTRUST BANK, as Trustee of the Trust U/A Virginia C. Crawford, dated December 27, 1989

By:	/s/ Dameron Black, III
Dameron Black, III, Senior Vice President

SUNTRUST BANK, as Trustee of The Crawford Family Trust, dated November 20, 1996

By:	/s/ Dameron Black, III
Dameron Black, III, Senior Vice President

/s/ Jesse C. Crawford
JESSE C. CRAWFORD, Individually and as Trustee of The Crawford Family Trust, dated November 20, 1996

EXHIBIT "A"

Names, Addresses, Partnership Percentages,
and Current Capital Accounts of Partners

General Partner	Partnership Percentage	Current Capital Account
Liverpool II, LLC c/o Dameron Black, III 25 Park Place NE, 2nd Floor Tower Atlanta, Georgia 30303	0.057461%	$75,803

Limited Partner	Partnership Percentage	Current Capital Account
Trust U/A James H. Crawford, dated October 14, 1960 c/o Dameron Black, III 25 Park Place NE, 2nd Floor Tower Atlanta, Georgia 30303	14.858528%	$19,601,710
Trustee of the Trust U/A Virginia C. Crawford, dated December 27, 1989 c/o Dameron Black, III 25 Park Place NE, 2nd Floor Tower Atlanta, Georgia 30303	0.876755%	$1,156,635
The Crawford Family Trust, dated November 20, 1996 c/o Dameron Black, III 25 Park Place NE, 2nd Floor Tower Atlanta, Georgia 30303	69.604172%	$91,823,414
Jesse C. Crawford c/o Dameron Black, III 25 Park Place NE, 2nd Floor Tower Atlanta, Georgia 30303	14.603085%	$19,264,724

EXHIBIT "B"

FORM OF
ELECTION TO RESTORE NEGATIVE CAPITAL ACCOUNT BALANCE

THIS ELECTION, made and entered into as of the ___day of ___________, ______, by the undersigned (the "Electing Partner") is effective for the Fiscal Year ending on ________ __, 20__  (the "Effective Fiscal Year").  (Must be executed by April 15 of the year following the Effective Fiscal Year).

The Electing Partner is a Partner of CRAWFORD PARTNERS, L.P., a Georgia limited partnership (the "Partnership").  In accordance with Subsection 14.3(d) of that certain Limited Partnership Agreement, as amended through the date hereof, by and among, ____________ ____________ (the "Limited Partnership Agreement") (capitalized terms used but not otherwise defined herein shall have the meaning given them in the Limited Partnership Agreement), the Electing Partner hereby elects, effective as of the close of the Effective Fiscal Year, to be obligated to contribute to the Partnership upon the liquidation of the Electing Partner's Partnership Interest (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations) an amount equal to the negative balance in such Partner's Capital Account; provided however, that in no event shall such obligation exceed  _____________ dollars ($_______.00) (the "Maximum DRO Amount"), all as governed by Subsection 14.3(d)  of the Limited Partnership Agreement.

ELECTING PARTNER:

EXHIBIT – DO NOT EXECUTE
Print Name:

Read and accepted by the General Partner on behalf of the Partnership as of the __ day of _________, ______.

GENERAL PARTNER:

By:	EXHIBIT – DO NOT EXECUTE
Its:

Exhibit E

Joint Filing Agreement

         THIS AGREEMENT is entered into between Crawford Partners, L.P.("Crawford Partners"), a Georgia limited partnership, Liverpool II, LLC ("Liverpool"), a Georgia limited liability company, and Jesse C. Crawford. Pursuant to paragraph (k) of Rule 13d-1 promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing.  The undersigned hereby agree as follows:

         1.       The Schedule 13D/A with respect to Crawford & Company, to which this document is attached, is filed on behalf of each of the undersigned.

         2.       Each of the undersigned is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date set forth below.

Date: July 7, 2010	/s/ Jesse C. Crawford
JESSE C. CRAWFORD

LIVERPOOL II, LLC

Date: July 7, 2010	By:	/s/ Jesse C. Crawford
	Name:	Jesse C. Crawford
	Title:	Chief Executive Officer

CRAWFORD PARTNERS, L.P.

Date: July 7, 2010	By:	/s/ Jesse C. Crawford
	Name:	Liverpool II, LLC
	Title:	General Partner
	By:	Jesse C. Crawford, Chief Executive Officer